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                           July 1, 2022

       Farshad Yousufi
       Chief Executive Officer
       Fintor Assets, LLC
       10661 Johansen Drive
       Cupertino, CA 95014

                                                        Re: Fintor Assets, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed June 21, 2022
                                                            File No. 024-11917

       Dear Mr. Yousufi:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2022 letter.

       Offering Statement on Form 1-A

       Property Disposition Fee, page 31

   1. It remains unclear from your response to prior comment 1 how the 8% disposition fee was determined. Given the
range of 5% to 8% discussed elsewhere, please explain clearly how you concluded the
disposition fee should be 8% rather than 5%, for example, for the series #SWEET
property.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Farshad Yousufi
Fintor Assets, LLC
July 1, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Ameen Hamady at (202) 551-3891 or Shannon Menjivar at
(202) 551-
3856 if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameFarshad Yousufi
                                                           Division of
Corporation Finance
Comapany NameFintor Assets, LLC
                                                           Office of Real
Estate & Construction
July 1, 2022 Page 2
cc:       Daniel McAvoy, Esq.
FirstName LastName